Oz. Tap House Video Script

Hi my name is Krista Kanter my husband
and I are excited to open up a craft
beer restaurant with 40 taps on our
craft beer wall and we're opening up in
the River Place community and we love
this community and this is what this
community needs. Being in the restaurant
business for 20 years I wanted to bring
something invaluable to the community. I
want to provide great local craft beers
and great local food while also
providing a great place for families to
come together. We're really excited to be
offering local craft beer along with
local farm to market fresh produce and
burgers and also to be partnering with
lick ice cream. The reason behind the
name Oz. House is that when you come
in you get an RFID card and you can walk
up to the beer wall and you can pour one
ounce of all 40 beers if you like and
you don't have to feel guilty about

tasting 40 beers and then you can take a

crowler with you to go take it to the

lake and we're excited that we have a

huge lawn out front where kids can run

and play we're gonna have lots of games

for them potato sack races and cornhole.

My husband and I are just excited to

offer this to the local community. So

follow us on Instagram like us on

Facebook and stay tuned for our grand

opening of November.